The Gabelli Conference November 5, 2003 Larry Yost, Chairman and CEO

Cautionary Statement Concerning Forward-Looking Statements This presentation contains "forward-looking statements". These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to global economic and market conditions; the demand for commercial, specialty and light vehicles for which the company supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of the company, its customers and suppliers; the outcome of the tender offer for common stock of Dana Corp.; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of the company's debt; the ability of the company to access capital markets; the credit ratings of the company's debt; the outcome of existing and any future legal proceedings, including any litigation with respect to environmental or asbestos- related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor's Securities and Exchange Commission filings.

Investment Highlights Global leader in our markets #1 or #2 position in most products Focus on profitable growth opportunities Leveraging best-in-class processes and investments across all business groups Strong ROIC focus Well positioned for rebound in truck business N.A. Class 8 emerging from 3-year low

Revenue Streams Light Vehicle Systems Sales Outlook - $7.7B (FYE 9/30/03e) Outlook as of July 21, 2003

North America Europe Rest of World 0.57 0.35 0.08 Europe North America Rest of World Global Player Outlook as of July 21, 2003 Sales Outlook - $7.7B (FYE 9/30/03e)

Profitable Growth Opportunities Focus on organic growth while pursuing strategic opportunities Invest in core products whose function impacts Safety Environment Character of vehicle Grow sales by leveraging engineering expertise, core products and industry trends towards modules and systems

Leveraging Best-in-Class Processes Across All Business Groups Technology Road Map Business Strategy Review Annual Operating Plan Performance Management Process Concept-to-Customer (C2C) Continuous Improvement and "White Shirt" Supplier Development Shainin Six Sigma Solutions Web-Based Engineering Committed to Driving Performance

Leverage Investments Consolidate technical centers and manufacturing facilities Share resources in emerging markets China, India, South Africa, Brazil, Mexico Drive cross-business technology investment Undercarriage Exhaust Utilize joint ventures Rely on centralization of support functions Driving Costs Out of Business

Disciplined Use of Capital Superior American Axle Tower BorgWarner Tenneco Visteon Dana Delphi Cummins Eaton ArvinMeritor JCI Lear cap ex % of sales 0.061 0.0597 0.058 0.051 0.0399 0.0393 0.0387 0.0377 0.0363 0.032 0.0267 0.0247 0.019 FY 2002 capital spending % of sales

Strong ROIC(1) Focus Guidance 11.4% ARM 8.2% Peers Target 13 - 15% 1998 1999 2000 2001 2002 2003 2004 ARM 0.175 0.172 0.123 0.054 0.085 0.091 0.096 0.14 Peers 0.09 0.117 0.102 0.04 0.06 Outlook Outlook (1) (Net income + minority interest + tax effected interest) / (debt + equity + minority interest)

History Supports N.A. Truck Rebound Expect Market to Reach Trend Growth of 250,000 Units in 2-3 Years

Three Solid Businesses Car Products (LVS) Truck Products (CVS) Aftermarket (LVA) ....Potential Growth for the Future

LVS Content Per Vehicle Undercarriage (Suspensions and Wheels) $550+ per vehicle Air and Emissions $300 per vehicle Apertures (Roofs and Doors) $650+ per vehicle Current Content $100 Potential $1,500

Honda PSA Fiat Renault/Nissan BMW Toyota VW Ford DCX GM 44 101 136 249 311 81 533 659 861 885 348 LVS Customer Diversity 55 Percent of Revenues From Outside the N.A. Big Three Sales ($M) Arvin Sango JV

LVS Key Platforms

2004 Model Year		AET	Apertures			Undercarriage		
			Access	Window	Roofs	Ride Control	Susp	Wheel
	Beetle/Cabriolet/Golf/Jetta	■	■	■	■	■	■	■
GM	Silverado/Sierra	■					■	
	Corolla	■					■	■
DaimlerChrysler	Caravan/Voyager/Town & Country	■		■	■		■	■
Ford	Explorer/Mountaineer	■	■		■			■
BMW	3-Series/Z4	■					■	
	Polo/Caddy/Lupo/Cordoba/Arosa/Ibiza	■	■	■	■			■
GM	Avalanche/Suburban/Tahoe/ Escalade/Hummer/Yukon	■			■		■	
Ford	Focus		■		■	■		
	Mercedes Benz C-Class/CLK	■						
DaimlerChrysler	Jeep Liberty	■		■			■	■

Represents ~ $2 Billion in Revenues

15

ArvinMeritor

LVS Industry Dynamics Challenges: OE global consolidation Overcapacity Severe cost pressure Margin squeeze Consequences: OE/Tier One outsourcing; pushing responsibilities and costs to suppliers Aggressive bidding on new platforms Some suppliers beginning to "walk away" Continuous supplier restructuring programs Shedding under-performing assets Aligning cost structures Asset sales to generate cash and pay down debt Declining ROIC

LVS Strategies Diversify customer base; grow non-Big Three business Lead industry in modules and systems integration Focus: Manufacturing cost reduction Supply chain management Continuous improvement Selective restructuring Capital expense management Deintegration of non-core businesses Positioned for Growth Expand in emerging markets

LVS Highlights (2003) Suspensions modules ($300K) Exhaust systems and door modules for Hyundai Motor Company Zeuna Starker acquisition Diesel emission systems 12 vehicle programs with six European OEMs $300M annual revenue, SOP 2004 Central Tubing Facility divestiture Building Our Reputation as a Systems and Module Supplier

ABS, air system and stability control $1,300 per vehicle Emissions system $3,000 per vehicle Braking systems (wheel ends and brakes) $2,000 per vehicle Drivelines $700 per vehicle Automatic transmission/clutch $6,000 per vehicle Front and rear axle $4,000 per vehicle Increasing CVS Content Per Vehicle Trailer suspension $4,000 per vehicle Current Content $2,500 Potential $21,000

CVS Customer Diversity Sales ($K) MAN Leyland VW Ford Paccar GM Iveco Navistar Daimler Chrysler Volvo/Mack/RVI $ Millions 22.5 25.5 26.4 28.3 44.3 52.7 57.9 128.5 325.5 335.8 Biggest Share with Largest Commercial OEs

CVS Most Complete Product Portfolio Axles Front Non-Drive Drive Axles Rear Drive Drivelines Suspension Foundation Brakes Air ASA Hydraulic Control Systems ABS Air Dryer Air Systems Wheel Ends Lightweight Products Drums Hubs Exhaust Ride Control Cofab Front & Rear Chassis & Cab

CVS Industry Dynamics Challenges: OE consolidation Cyclicality Regulations Consequences: Outsourcing Leveraging supplier economies of scale Allowing a focus on core competencies Supplier partnering OEs offer fewer component options Regulatory requirements affect demand

CVS Strategies Increase content per vehicle through modules and systems Lead technology with safety and environmental solutions Focus: Manufacturing cost reduction Supply chain management Continuous improvement Achieve historical margins Reduce asset intensity Positioned for Growth Expand in emerging markets

CVS Highlights (2003) Integrated axle and brake system development for International Truck Independent front and rear suspensions Bluebird Workhorse Joint agreement with Liteflex Modular assembly for military vehicle (Stewart & Stevenson) Hino class 3-7 conventional cab vehicles Emissions management - DAF/N.A. Engine Mfg. (TRU) Volvo/axle JV Building Our Reputation as a Systems and Module Supplier

Light Vehicle Aftermarket Dan Daniel, President

LVA At A Glance #1 or #2 in major markets Revenues: $842 million (FY 2002) Geographic split North America - 68% Europe - 23% Rest of World - 9% Nine months to June 30, 2003 Revenues down 3% Margin: 3.5% Light Vehicle - OE Commercial Vehicle - OE Aftermarket Other 0.33 0.53 0.12 0.02 Percent of ARM Revenues (FY 2002) 12%

Leading Aftermarket Customers

Strong OE Service Business Ride Control Filters Exhaust

Much More Than Aftermarket Parts Metallic substrates for catalytic converters Significant OEM business in Europe Growing distribution services

Light Vehicle - OE Commercial Vehicle - OE Aftermarket Other 0.35 0.35 0.02 0.28 0.02 Products & Brands 34% 28% 36%

Increased Brand Support Official Filter of B.A.S.S. Advertising investment up significantly for 2004 Focus on ESPN TV and Radio Extend use of web, print, email Consumer sweepstakes Event sponsorship

Increased Brand Support New Gabriel packaging Trade & consumer advertising Installer debit card program www.checkyourshocks.com

LVA Industry Dynamics Continued consolidation of customer base Market for performance products is still growing Increased globalization of automotive aftermarket Marketing & logistic competencies are essential Rationalizing excess inventory must be an industry priority

LVA Strategies Focus on segment growth products Geographic market opportunities Focus: Align capacity and infrastructure to future market demand Strengthen LVA market position Expand product portfolio Capitalize on aftermarket globalization Deliver consistent margin improvement Positioned for Growth Expand distribution services

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Core ARM products 4510568841 4385977075 4243316601 4064749754 3983909772 3951747482 3918162827 3905732253 3906818819 3935253508 ARM distributed products 3400000000 3600000000 3800000000 3900000000 4100000000 4300000000 4400000000 4600000000 4700000000 4900000000 LVA Growth Opportunities Global Aftermarket ($B) Growth segment - Under-car and under-hood products Stable segment - core products Opportunity to Increase Share

Share Potential in Growth Product Markets CAF PE ARM 6 12 TOTAL 120 165 $165M 7% $120M 5% Performance Exhaust Cabin Air Filters 35% 30%

Opportunities in Key Global Markets China Brazil Mexico Leverage ARM Infrastructure For Profitable Growth & Global Sourcing Opportunities

Expand Distribution Services Manage distribution partnerships with key strategic customers Exhaust installers Fast lube customers Expand existing service part distribution

Aftermarket Outlook Near term will remain challenging as structural changes continue Global aftermarket will be positive for those who can adapt Driving growth is the key to future success

Transaction Review Strategic Rationale and Regulatory Update The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting MacKenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

Consolidation is Inevitable Returns on capital have declined to unacceptable levels despite historically strong volumes Industry has been tough on equity and debt investors Credit ratings have deteriorated Challenging operating conditions not cyclical Continuous restructurings are not enough

Pre-Tax ROIC1 (%) Light Vehicle Sales (Units 000) Notes: 1 Per UBS Equity Research (Pre-tax Income + Interest) / (Net PP&E + Net Intangibles + Current Assets Excluding Cash - Current Liabilities Excluding Short-Term Debt) 2 Includes GM, F, DCX, PSA, RNO, VAG 3 Includes American Axle, ArvinMeritor, BorgWarner, Collins and Aikman, Cooper, Dana, Delphi, Dura, Goodyear, Intermet, Johnson Controls, Lear, Magna International, Stoneridge, Superior, Tenneco, Tower, Visteon, Autoliv, Beru, Brembo, Continental, Faurecia, First Tech, GKN, Michelin, Pirelli, ThyssenKrupp, Tomkins, Trelleborg, Valeo 4 3-Month Rolling Average Pre-Tax ROIC has Declined Despite High Volumes Suppliers outperformed OEMs - not anymore 0.0 5.0 10.0 15.0 20.0 25.0 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 24.0 25.0 26.0 27.0 28.0 29.0 30.0 31.0 32.0 33.0 34.0 35.0 OEM ROIC 2 Supplier ROIC 3 Light Vehicle Sales 3 4

The Industry is De-capitalizing Market Capitalization Industry Volumes 34.0 76.0 37.5 67.0 0 20.0 40.0 60.0 80.0 1983 1993 1998 2003 YTD Top Ten OEM Suppliers by Market Cap ($B) Light Vehicle Production ($MM) 10.7 13.8 15.5 17 17.2 15.5 16.4 15.5 0 2 4 6 8 10 12 14 16 18 20 1983 1993 1998 1999 2000 2001 2002 2003E Light Vehicle Production ($MM)

Why Has This Happened? Minimal end-market growth Intense competition Overcapacity Aggressive pricing pressures Globalization Higher volumes / lower profits Increasing regulatory costs Suppliers Cannot Just Restructure and Cost Cut to Create Value - Consolidation is Necessary and Inevitable

ArvinMeritor and Dana - A Natural Fit Clear undercarriage fit Strengthen capability to supply modules and systems Highly scalable aftermarket distribution Better positioned to provide customer requirements Advanced emissions technology and fuel cell fit Improved hot-end intake systems Strengthened global footprint Brazil, China, Europe and Eastern Europe Creates a Strong Technology and Engineering Company

Logical Business Combination Top 5 global automotive supplier #3 in North America Complete drivetrain systems capability spanning from light vehicles to Class 8 trucks A leading, global commercial vehicle supplier One of the leading aftermarket suppliers Dana1 ArvinMeritor1 $9.6B2 Sales $7.6B Sales Notes: 1 LTM as reported as of Sept. 30, 2003 2 DCC accounted for on an equity basis Light Vehicle OE 58% LV Aftermarket 22% Commercial Vehicles 32% Light Vehicle OE 55% Commercial Vehicles 19% LV Aftermarket 11%

Transaction Overview We remain committed to a combination with Dana $15.00 per share cash offer publicly announced on July 8, 2003 39% premium to 30-day average price prior to announcement Value of transaction Equity: $2.2 B Total value: $4.2 B1 Tender offer extended until Dec. 1, 2003 Note: Includes Dana reported net debt plus minority interest totaling $2.0 billion as of Sept. 30, 2003 (DCC accounted for on an equity basis) + Dana Corporation Value Creative to Benefit All Shareholders

FTC Update Working productively with FTC Antitrust reviews are a long process ARM has proposed divesting: DCN's medium and heavy duty axles and brakes DCN's drivelines (if necessary) Divestitures of this nature should resolve any FTC concerns Divestitures in line with initial evaluation of transaction No meaningful change in expected synergies from the transaction

Transaction Highlights Creates significant global player Positions the combined entity to compete/thrive in changing industry Strongly positions new company to be a leader in undercarriage modules/systems Creates a more cost-efficient company Provides substantial shareholder value Is significantly accretive Built on proven track record of delivering value/successful integration Sensible, Strategically Advantageous Combination Consistent with Industry Trends and Value Creation

www.arvinmeritor.com

27th Annual Gabelli & Company, Inc. Automotive Aftermarket Symposium
Mirage Resort – Las Vegas, NV
November 5, 2003

ArvinMeritor, Inc. (ARM)

Larry Yost
Chairman & Chief Executive Officer

Dan Daniel
Senior Vice President
President, Light Vehicle Aftermarket

Moderator: Why don’t we start. ArvinMeritor — a Company of much discussion these days. Just to go through the market Cap. 68.5 million shares; about a 1.2 billion market cap, 1.8 billion of net debt for a total enterprise value of $3 billion. Currently trading at about 5 times our 2004 EBITDA estimate. 7.5 times earnings. With us from ArvinMeritor today we have Larry Yost. Larry is the Chairman and Chief Executive Officer of ArvinMeritor. He has been in this position since 2000, prior to that with Meritor, he was the Chairman and Chief Executive Officer as well. He was with the predecessor of Meritor which was Rockwell. And he’s also on the board of Kennametal and UNOVA. We have once again Arvin’s aftermarket guru, Dan Daniel, the Vice President — pardon me, President of Light Vehicle Aftermarket. He’s held this position since 2000 and prior to that he held a similar position with the old Arvin Industries. And before I invite Larry up why don’t we just go around the room, name and company starting with Josh.

[Introductions Inaudible].

Mr Yost: And then Dan Daniel. And good morning, I’m Larry Yost. We’re going to get started here. And you are quite familiar by now with the boilerplate, so we’ll spare you the pain of reading that and get right into our presentation and congratulations for getting here before breakfast. This is great, and I appreciate it very much.

Investment highlights for our Company today are well-known. We are a leader in our business, a strong focus on ROIC, but our real story today is the coming upturn on the North American Class 8 market. We are a public company, we know that, and as a result, we are judged on creating value and that means understanding what’s going on in industry, and sometimes taking some very bold action. We are a meaningful player in each of our market segments, and we align our business with the capital needs versus the trends in the industry. As you know, we are a global company, 35% of our business is in Europe today, and we’ve been there for many, many years.

Our business is positioned for growth, and we focus on organic growth — well, occasionally pursuing a strategic alternative. And we have opportunities in many product lines that have to do with safety, environment, and the character of the business. And we leverage our engineering expertise in our core products across our product portfolio.

We have some great business processes in our company that we keep improving and refining each year, and as a result, we have confidence in our ability to deliver the results and we are very certain that we will be able to do that. And we also believe that Dana could benefit from some of our management discipline and our business processes. We leverage all of our resources to drive costs out of the business, including the investments that we make in the emerging markets of China/India, and we are organized to leverage our technology across the businesses. We have something in excess of 25 joint ventures, and we are organized in our functional areas to drive out best practices and costs as well.

We have a business model and a manufacturing strategy that allows us to minimize our investment in capital. And we have a strong focus on return on invested capital and as you can see on this chart, we are one of the lowest of our peer groups in invested capital as a percentage of sales. And this is a result of these processes and practices that we have to do outsourcing. In 2003, our capital invested is 2.4% of sales. As a result of this strong focus, our ROIC is better than the average of our peers and has been consistently. Of course, in the year 2001 we had a down turn with the commercial truck market, but we are snapping back. We are outperforming the average of our peers, currently. We expect to do so in the future, and as our business sales volume increases, we are going to have a very strong discipline on capital spending. Now we know any company can minimize CapEx in any 1 year, but it requires a different business model to be able to do this over a long period of time. And we believe that ROIC is the most important metric.

One of my favorite charts shows the gross national product in North America and the commercial truck business — the sales. And the black line is the trend line and it’s clear that in the late ‘90s, the industry overproduced. And for the past 2 or 3 years now we’ve been going through a correction. And we’re all anticipating a sharp snap back that will happen over the next 3 years. And we’re anticipating that it will start in the first quarter of calendar, 2004. And, of course, our business will benefit significantly as a result.

We have 3 solid businesses, all well-positioned for growth in the future. And I’ll talk about each of them just briefly. On the LVS side of the business, if you look at the content that we have per vehicle as a potential, it’s currently about $1500 and our actual is about 100. So a lot of upside potential, as we grow this business.

Good customer diversity on the LVS side of our business. General Motors at the top, and the DaimlerChrysler — but you can see we have a significant amount of European business, and we are working hard to further diversify our customer base by focusing on the Asian OEMs.

Our key platforms — there’s about 11 of them here — make up about 2 billion in sales. And the white space is the opportunity, of course, but you can see the significance of the European and the Asians as they are coming on strong in our business portfolio.

You are very familiar with the dynamics in the Light Vehicle Market where the OEs are globalizing. There’s excess capacity, severe cost pressures, and we suppliers then have a margin squeeze. And the consequences are very, very significant. And I can assure you our board and our management team is very aware and we believe that consolidation in this industry is inevitable. The return on investment capital that we’re seeing, cannot continue and it has to be addressed. In addition to just the restructuring that we are all guilty of.

So our LVS strategies are listed, but at the top is to diversify our customer base by growing our non-big 3 business. And we’ve been quite successful at that. However, we believe that with the combination of Dana, it would allow us to realize these gross strategies sooner and a combined company would make us much stronger and more competitive than we are today.

The business has been quite successful in getting new awards, and you can see that they are typically modules and systems. And our 3 year outlook of incremental business is about 7% incremental, compounded for each year over the next 3 years. But the awards more often than not are coming as a module or a system, validating our strategy. Similarly, on the Commercial Vehicle business, we keep adding the potential content per truck. And the most recent is Emissions Control Systems — would have about $3000 per truck. Stability Management about 1300. And as we continue to focus on engineering systems and modules, the potential content today is about $21,000, and our current content is 2500. So a lot of upside potential.

Here, too, when you look at our custom diversity, very significant with Volvo family being at the top of the list, followed by DaimlerChrysler, that’s a freightliner. And then the other global players.

This is a very telling slide showing the product lineup that we have. A complete drive train, everything but the engine. And then as you look at the competitors in each of the various products, it takes a lot of collaboration for anyone to be able to do what ArvinMeritor is doing in designing and manufacturing systems and modules. We have an unparalleled opportunity, and we’re taking advantage of it.

The dynamic’s a little different in the Commercial Vehicle business. There is OE consolidation going on, yet, the problem with the Commercial Vehicle Market is that it is extremely cyclical, of dfa

course. We happen to be at that point in the trough where for the next 3 to 5 years, we are anticipating upturns, so we’ll ride that up. And there are continuing regulations that are affecting this business positively, stopping distances is one, and then the emission requirements being another. So as a result, we’re doing, I believe, all of the right things. And we will significantly grow this business as we continue into the future.

Strategies here are to increase our content per vehicle through modules and systems and I showed you the number of awards that we’re getting there. We are well positioned to grow this business and it is an exciting part of our business portfolio.

The highlights, we see the various systems and products that we are continuing to add to our business, but I would point out among them, third from the bottom as Hino on their class 3 to 7 conventional cab vehicles, we have the complete drive train. And more and more, you’re going to see emissions on commercial vehicles, and you’ll hear us talking about it, we’re getting real excited and having a lot of success in that particular technology. With that, I’ll turn it over to Dan Daniels, whose going to talk about the light vehicle after market. Dan?

Mr. Daniels: Thank you Larry, and thanks to all of you for having us to your conference again this year. I hope you all have an opportunity to go across the street and visit the show for a little bit. All the associations this week, I think, are reporting record attendance, and that seems to be the case. Very positive outlook at the 2 shows we had here in Vegas this week. I know many of you were with us in New York about a month ago at our analyst day, and I’ll intend to put a little more color on our after market business with a few slides here. As you know, our after market revenues are just under $850 million, split about 2/3 in North America, 1/3 in the rest of the world. Through 9 months in our fiscal year 2003, our revenues were down 3%, and our operating margins are 3.5%. It’s been a challenging year, particularly in Europe, as we continue to work to adjust our capacity and infrastructure to the declining exhaust market that we face in Europe. We sell all of the leading independent after market customers in the business today. This is not only our customer lists, but our prospect list. We see our growth coming by selling more of our products to our existing customers and finding ways to build our business with them. We believe these are the winners of tomorrow’s after market. In addition, we have a very solid OES business in both North America and Europe. Our primary strength in this market is our distribution capabilities, and our ability to shift 1 and 2 filters to thousands of car dealers across the United States and Canada, and build on our distribution network. We’ve recently been recognized with a very prestigious award by Toyota for the second year in a row receiving a platinum excellence award for product quality in service, and we’re the only supplier — 1 of 6 to receive it this year, and the only one to receive it 2 years in a row. We have several unique aspects to our after market business in LVA. First is our metallic substrate business. We manufacture metallic substrates for catalytic converters and emissions products. We do that for the after market in Europe, we’re bringing that technology to the North American after market with some product launches here at the show. In addition, we’re a Tier 2 supplier to our LVS and CVS OEM business, so this is a real strength that we’re building on. In addition, out of our Italian operations, we sell all of the premier Italian cars – Ferrari, Maserati, and Lamborghini — with both full exhaust systems and emissions products, and we have a growing business with the motorcycle manufacturers of Ducati, Aprilia, and BMW in Europe, and, as I mentioned, our distribution capabilities set us apart from others in the marketplace.

In our core after market business, we have 3 primary brands. Gabriel, Purolator, and Arvin in each of our 3 major product lines. These are very solid brands, and we’ve got some exciting things were launching here at the show this week, to strengthen and build on each of these 3 brands. First with Purolator, we’re excited to announce an association with BASS, targeting the outdoor and sportsman market. This is not a market I participate in, but there are millions and millions, and a growing number of folks that are growing in this product category. Our association with ESPN is significant. As ESPN has gotten out of NASCAR, they’ve acquired the BASS organization and they have a tremendous schedule of events, and a wonderful competition that’s attracting thousands to it each year, so we’re going to be the series sponsor this year; 1 of 3, we have a number of events, and promotional opportunities that will tie into consumer promotions, including some televised — television advertising, radio, and some innovative promotions on the Web.

In addition, in our Gabriel business, this is the absolute most exciting thing that we have to talk about at the show, and our customers are very excited about what we have planned, with re-launching our Gabriel brand in 2004. We’ve made a number of design changes to our products that we’re calling the G-Force technology, innovative new packaging, some installer programs, all the tools that we need to be successful and grow the right controlled business with our leading customers, including some advertising that we leveraged the Purolator consumer advertising we do. We’re going to add to that with Gabriel this year.

Our primary strategy, as it has been, will continue to be to jointly market our brands with our leading customers, and that’s going to continue to be our primary strategy. We have some exciting new brand interest and activity with the Purolator and Gabriel brand in 2004, so we’re quite optimistic about building that business.

Looking at the after market overall, and the major dynamics that I see. The trend towards consolidation is absolutely going to continue. The wholesale level, there’s still a lot of small wholesalers that both NAPA and Carquest and some of the major wholesalers are continuing to consolidate. Sure, there’s still some retail consolidation to happen out in the marketplace, and even this week with the announcement of the 2 customer associations coming together, I think the consolidation at all levels in our industry will continue. While, that does give some additional customer leverage, what it really does, if you’re with the right partners, is it gives you the opportunity to link each other’s systems and take cost and add value into the value chain, so there’s positive aspects to that as well.

In virtually every product category, the performance segment is growing. I hope you all have an opportunity to go to SEMA, if you go to the SEMA show, if you can just get there for an hour, I think you’ll see the most exciting aspect of the automotive after market. There’s tens of thousands of people there with performance products, lots of chrome, lots of glitz and some glamour, and you see an aspect of the after market that I’m sure your research departments won’t be able to deliver to you. So there’s some exciting performance products, and I’ll talk about that in a minute.

Globalization — we see the globalization of the after market picking up speed, certainly there are some manufacturing implications but we are very focused on the sourcing opportunities in leveraging our joint ventures to maintain a very competitive cost base going forward. In our crowded and competitive after market, marketing logistics are going to continue to grow in importance, and our industry is now beginning to tackle collaboratively the excess inventory that exists in the market place, that is a major issue. And for the industry to return to the growth levels that we’ve seen in the past, we’re going to have to collectively work on bringing down inventory and supply chain. It’s an issue that’s bigger than any one company, and our Anders (ph) associations: they’re helping to stimulate some activity in that area.

We really have 3 main strategies for our after market business. First is, we have to find ways to grow the business — it’s not a growth industry as you all know, but there are growth opportunities, and I’ll be talking about those. In addition, especially in product lines that will continue to decline, we have to continue to bring down our cost and infrastructure to maintain consistent margin improvement, which as Mr. Yost continues to drive in our company at all levels, consistent margin improvement and return on invested capital, is what we’re trying to achieve. As we look at our growth opportunities, in our product lines, we don’t just look at our three core product lines, we know that in total, those 3 product lines of exhaust and ride control and filters, the collective growth is going to be flat at best, so we really view our addressable market today more broadly in the under-car and under-hood segment, so if you combine our core product lines with the under-car and under-hood segments, which we do participate in through our distribution services, we have a market opportunity of 8,000,000,000 and 11% shares, so we see a significant growth opportunity by combining these 2 markets. Even in product lines with exhaust that are going to have continued declining replacement rates, performance exhaust products are growing and they’re exciting. It’s about $165 million market today, growing 5%, 6%, 7%. Our current market share in these product lines is 7%, and as we drive to take our market share to where it is in the rest of our exhaust business at 35%, this is an important growth that — we have a lot of new products; we’re exhibiting at SEMA for the first time this year, and have a lot of new customer announcements happening there. In addition, cabin air filters is a growing market, and again, as we take our market share from where it is, to where it is in the rest of our filter business, that’s our first growth opportunity that we’re delivering.

Global markets, we really have 3 markets that we focus on — Mexico, Brazil, and China. These are after markets that are growing; they’re building their infrastructure. We’re able to utilize our facilities, and ArvinMeritor and our joint ventures to leverage that infrastructure so that we grow in a risk managed way. In addition, each of these 3 countries provide sourcing opportunities for us as we leverage those facilities, and bring down our product costs and infrastructure costs. We’ve recently changed the organization within our company in order to capitalize on those global sourcing opportunities. Believe that managing a supply chain in the global marketplace is one of the ways to win in the after market of the future, so we’re very focused on that. I’ve mentioned our distribution capabilities a couple of times, we distribute brakes, and belts, and hoses, and wiper blades, and spark plugs, and chassis parts to Meineke. We essentially are the supply chain for Meineke. In addition we distribute some product lines like those to some of our fast lube customers, and some also to the OE service customers that we have. This is a capability that we’re working very hard to expand with other installer customers, and use it as a complement to some of our wholesale distribution customers. So this is an important segment of growth for us as well. Looking at the after market going forward, I believe it’s going to continue to be challenged in the near-term, with some product categories that have declining replacement rates. We’re going to have to continue to be focused on bringing down inventory levels, working together with our customers to do that. I think the opportunities with the globalization of the after market are positive in the long run. I really think that the winners of the after market of the future will be in 2 categories. One will be the small regional players that can provide localized needs, and very short response, and cycle times; and the other category will be the large global players, and obviously we plan to be in the latter of those 2 categories. So I think the winners of the future after market will be in 1 of those 2 categories. In either case, we’ll have to find ways to grow; it’s not a growth industry, but there are opportunities to grow and I think the medium to long-term in the after market will continue to be positive. So the fundamentals won’t change; it’s all about having good quality products with good brands, distribution is key in this business, and having the right kind of customer relationship. So, thank you for your attention, and I look forward to your question-and-answers.

Mr. Yost: Thank you Dan, now before we take questions I would like to make some comments about the Dana transaction. So may I please have the lights back down? First of all, we believe that the industry is going to consolidate, that it is inevitable. Returns on capital have declined to unacceptable levels, despite pretty strong volumes; think about it,15 million vehicles in North America, 16 million really good production levels, and our numbers are very, very, very poor. The industry has been tough on the equity and debt investors, we all know that. We suppliers have had our credit ratings deteriorated. We’ve got challenging conditions now, but some would say that this to shall pass, and we don’t believe that it will. Of course, it’s going to get a little better, but these trends that we’ve had are not going to go away. And the continuous restructurings that we at Arvin Meritor, and the industry have had, are just not enough.

As you look at the volumes in North America, you see that they are quite high, but then look at the return on invested capital of the suppliers compared to our customers, the OEs. In the last 5 years, our customers have fared better than we suppliers, but now we are consistently below our customers, and as a result, it has impacted the industry of capitalization. 20 years ago, some of the world’s strongest, best capitalized, companies had automotive businesses. Rockwell International, United Technology, Bendix and many, many others. These companies determined that they could no longer allocate capital to the automotive supplier segment of their business, so what did they do? They either divested or spun, as Rockwell spun off Meritor. So why should today’s equity investors think any differently. Volumes are very high, relative to history, and we’ve got very poor returns on capital, despite these high volumes. The equity investor decides where to invest, and they’ve been moving to different industries, resulting in a de-capitalization of our industry.

So why does this happen? Well you know, minimal in-market growth — our customers are growing at GDP rates, plus a little bit, so that’s not too exciting. Because of excess capacity there’s intense competition. Aggressive pricing pressures on the supply base, globalization, and the volumes go up, and the profits go down. That’s not a model that we’re accustomed to, and we know that it won’t work, and more volume is not going to fix it, and there are increasing regulatory costs so we suppliers can’t just restructure and cut costs. Consolidation is necessary and inevitable. We have to cut costs, we have to restructure, but it isn’t enough. Now, if you believe, as I do, that there is going to be consolidation in this industry, then why ArvinMeritor and Dana? We believe that it is a very very good fit. We tried to point out the opportunities that we see on the undercarriage from modules and systems. Better positioned to address the issues in the after market as Dan has just touched on, and advanced emissions, and technology, and engine management, and when you look at the products that we 2 companies have, is very, very significant. It’s a very logical business combination. It would make the top 5 global, number 3 in North America, complete drive train systems from small passenger cars to class-A trucks, a leading global commercial truck supplier and one of the leading after market suppliers in the world.

We are committed to making this transaction a reality. And, while I’ve talked with many of you over the past months, we don’t expect people to publicly take sides of this issue, but I do want to say that the reaction from our customers and from many shareholders, and others, including many of you in this room, has been very, very positive and we thank you for your support. One of the questions is FTC. We have been, are working closely with the FTC to resolve all of the issues. We don’t expect that it’s going to impact the value beyond what we’d anticipated when we made the proposal. We all know that — antitrust reviews take time and they are working out right according to plan, and we can’t speculate on the shape, or size, or timing of any divestitures that may be required, but so far, suffice it to say, that the discussions that we’ve had are 100% consistent with our expectations when we made the announcement in July.

We believe this combination is a sensible, strategically advantageous, it’s consistent in addressing the industry trends that I’ve talked about. Our new company would be stronger and better positioned for future growth opportunities, better than we would be as separate companies, and we’ve repeatedly said to sit down with us. We are prepared to raise our offer, and we will evaluate other types of consideration, and we are committed to completing this transaction. So with that, Dan and I will now take any questions that you may have. Yes?

Audience Member: [Inaudible].

Mr. Yost: Yes, it’s one of the aspects of any acquisition that we are very uncomfortable with. And the fact that we’re very uncomfortable, we think that’s good, because we will be focusing on paying down debt. And as we model the business going forward, we see that we would get back to investment-grade ratios within the 3 year period of time. Okay? Another question? Yes, Scott, how are you doing?

Audience Member: [Inaudible].

Mr. Yost: That’s a very complex question, so, if you keep expanding, I’m never going to be able to answer. First of all, you mentioned Leer and they’re a company that I point to that has really done it right over the years. And we admire them for a lot of things, but their ROIC is at the top of our list as well. In our business set — ArvinMeritor today — I showed you a chart of ROIC and where we’re at, and we’re about 9% right now, which we think, given where the industry volumes are, particularly, the commercial trucks, that’s pretty good. And we expect to get back to 15%. Historically, we’ve been at 15% or more. So, our business that we have — we will be able to get those ROICs as a stand-alone business, but if you look at the industry — ArvinMeritor and others including Dana — every year we’ve got to reduce costs just to keep the business from — the competition as a result of the way the customers manage the cost down and the price down. We continually do the restructuring, but what we’re seeing is an opportunity to layer on top of that additional improvement as a result of the cost reduction opportunities that come with consolidation. And that’s what we did with the Arvin Industries and Meritor Automotive. This company today is a lot stronger than either Arvin Industries or industries or Meritor Automotive would have been. And we believe the combination is going to make us even stronger going forward. Okay? Yes, Josh?

Audience Member: [Inaudible].

Mr. Yost: We do the customary valuations and we’ve said from day 1 that we’re were willing to consider other forms of consideration and we’re willing to look at the price if we can just sit down and talk. And so far we’ve not been able to do that.

Audience Member: [Inaudible].

Mr. Yost: Absolutely believe it can go forward and we’re convinced to make it happen. Okay? Yes, maam?

Audience Member: [Inaudible].

Mr. Yost: You’re talking commercial trucks? Yes.

Audience Member: [Inaudible].

Mr. Yost: Well, that’s a story that’s been playing out for about 4 years. And each time you read the next chapter it’s a little different then what it was the one before and the original one way back. Currently, the way it looks is that they will design axles as an example. And to the extent that they use their design axles as compared to ArvinMeritor, we will be the manufacturer for their design. That’s the current thinking. But again, we’ve got to see the next couple of chapters to see how that plays out. Because we know we have the highest quality, the highest reliability and the lowest cost axles in the world, as an example. Okay? Time will tell. Yes, David?

Audience Member: [Inaudible].

Mr. Yost: The timing of the ArvinMeritor hurt us in 2 regards with respect to paying down that debt. One was a downturn in the commercial truck market, and you know, we know, that’s going to come back, and we’re going to generate a lot more cash in the next 4 or 5 years than we did in the last 3. The second is the pension obligations. We’ve been putting in hundred million dollars a year of pension funding, where that was not originally anticipated and I don’t think anybody really had, prior to 2001. So, those are our excuses for not having paid down more debt for the ArvinMeritor. But we are focused on it, and all I can do, David, is repeat that when we do our modeling, by putting the 2 companies together, with the cost synergies that are going to come out of it and the gross synergies that will come in the future, that we expect to get back to investment-grade metrics in 3 years.

And I would remind you, that with the ArvinMeritor we were investment-grade rating until this last spring. And we think it’s very, very important to get back to those before the next downturn in the cycle, so we’ll be highly committed to it. Okay? How about back there? Yes, hi John.

Audience Member: [Inaudible].

Mr. Yost: Well, what we said on day 1 with respect to the synergies is that the 200 million was very, very conservative. And I think it was on slide 11 in our original presentation, we outlined some of the areas of opportunity. And some analysts have taken pencil to paper and, kind of, calculated what some of those numbers could be and it’s quite clear that the potential is very, very significant. But, where we are at this point in time, is that we’re still sticking with our statement that it’s 200 million and it’s very, very conservative. But you can read between the lines, as I can, and see what the opportunities are. They’re very significant. Any other questions?

Audience Member: Yes, Larry, the companies that you’ve mentioned that you hope to emulate are all rather focused on one particular part of the vehicle. How do you account for the argument that they’ll be making everything from doors to windows to filters to exhaust? How do you account for the argument that the broad-based product line doesn’t work if you look at some of the largest suppliers?

Mr. Yost: Well, one of the opportunities we will have as we put these 2 companies together is to look at what is strategic, what is not, what is core, what is not, and what we’ve said is that we believe that we will focus on Emissions Technology and Engine Management, because, increasingly, as we look at it as a system, they’re more important, and the undercarriage and drive train. And that’s why we say from the light vehicles all the way to the Class 8 trucks would be our focus.

Audience Member: And if you add that up that’s what percentage of Dana’s revenue?

Mr. Yost: Well, I don’t want to speculate on that, at this point in time, but you know the product portfolio as well as I, and we’re very aware of the concern that you brought up. Yes?

Audience Member: [Inaudible].... I guess the question is, Dana and ArvinMeritor, is that enough consolidation, or do you have to add it to your segment to start to get back...[Inaudible]

Mr. Yost: I don’t know where you want to go on that last comment, but we can’t speak for the entire industry as to what’s going to happen with respect to consolidation. All that we’re saying is that if you look at the numbers, and you look at the lousy ROIC and you look at the trends in the industry with the price pressures and so on, there is going to be consolidation of one form or another. If you believe that hypothesis as we do, then we say that rather than waiting and let it happen, we’re going to step out, be bold, try to identify a company or 2 that ArvinMeritor could merge with and be the leader of this trend. And that’s why we’re going after this combination, because we think it’s such a smart deal at this time.

Audience Member: [Inaudible].

Mr. Yost: Market power — I don’t know that you can do that other than having the technology and the capability to design systems and modules. And that is our strategy and we’re being very successful at it. Okay? Yes?

Audience Member: [Inaudible].

Mr. Yost: Well, the market dynamics haven’t changed since the original discussions with Dana with respect to the aftermarket. So the reasons that they and we thought were good reasons for putting the 2 aftermarket businesses together exist today. And that’s one of the key outputs, if you will, of this transaction. And we’re looking forward to being able to put the two aftermarket businesses to get better financial performance out of that industry and for our business. Okay? Yes, way in the back, Mario.

Audience Member: [Inaudible].

Mr. Yost: I can’t speak to that. You know, what we have said is that we would take the best and the brightest in both companies. That’s what we did with Arvin and Meritor. And this is a tough industry — it’s going to take the best of both in order to be successful and deliver the results that you as investors would expect. I think we’ve used the time. Have we not? We have time for one more?

Moderator: Any more questions for Larry?

Mr. Yost: Okay, good. Thanks.

Moderator: Thanks to Larry and the team from ArvinMeritor for being with us this morning. Interesting presentation. And hope to see you back here next year. Thanks.